CONFIDENTIAL TREATMENT REQUESTED BY OMNICOM GROUP INC.

Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022
Attn: Mr. Philip J. Angelastro, Executive Vice President and Chief Financial Officer
(212) 415-3098
August 16, 2018
Mr. Robert S. Littlepage
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Omnicom Group Inc.
Form 10-K for Year Ended December 31, 2017
Filed February 15, 2018
Form 10-Q for the Quarter Ended June 30, 2018
Filed July 17, 2018
File No. 001-10551
Dear Mr. Littlepage:
This letter responds to a letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 23, 2018 that provided certain comments pertaining to Form 10-K for the year ended December 31, 2017 and Form 10-Q for the quarter ended June 30, 2018 of Omnicom Group Inc. For your convenience, the Staff's comments are repeated below. All references to “Omnicom,” “we,” “us” and “our” refer to Omnicom Group Inc.
Pursuant to 17 C.F.R. §200.83, we request that confidential treatment under the Freedom of Information Act (“FOIA”) be afforded to the redacted portions of our response to Comment 3. The confidential information is marked with bracketed asterisks (“[***]”). Omnicom believes that the confidential information represents proprietary business information which, if made public, would place the Company at a competitive disadvantage. If any person requests access to the confidential information referred to herein, whether pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that we be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned.
Form 10-Q for the Quarter Ended June 30, 2018
Notes to Consolidated Financial Statements
2. Revenue, page 6
We have reviewed your response to comment three. We note you have combined managing third-party service providers on behalf of clients to produce content or deliver media or production services with other services into a single performance obligation. Please provide us with a specific and comprehensive discussion of the nature of the activities involved in these management services. In addition, please clarify if you earn any commissions specific to these services. If so, please tell us when the associated revenue is recognized. Finally, please tell us how you considered the guidance related to variable consideration for a series. Reference ASC 606-10-32-40.
RESPONSE
At the core of our services is the use of our intellectual capital to create or develop a client’s marketing or communication message or content that can be delivered to a target audience across various communication mediums. There are four primary components involved in the delivery of our services, as described in response to Comment 3 in our letter to the Staff, dated June 27, 2018 (the "June 2018 Response Letter"), which are: understanding a client’s brand; developing insights and creative solutions; creating a unique message to communicate the brand proposition; and coordinating third-party service providers to produce content production services and deliver media. When we meet the applicable criteria, we combine these components into one performance obligation because the services are highly interrelated and the integration of these services is essential to the completion of our performance obligation under the contract. Some of these services are provided by third parties, including content production services and media planning and buying services.
The third-party content production services we coordinate on behalf of our clients consist of administrative efforts in connection with our role as an intermediary, including:

1.	Review the project scope and requirements, and develop specifications for vendor selection.

2.	Conduct the vendor bidding process:

a.	Send project specifications and request for quotes to potential vendors.

b.	Review vendor responses.

c.	Negotiate pricing and payment terms.

3.	Review project specifications, recommended vendors and talent, including artists and freelance labor, and costs.

4.	Prepare an estimate of third-party production services for client approval.

5.	Issue purchase orders to approved vendors.

6.	Attend vendor preproduction meetings with the client to discuss scope, schedule and budget.

7.	Monitor vendor performance and review related production output.

8.	Communicate updates and changes to client and obtain client approval of production material.

9.	Deliver production materials for distribution.

10.	Review and reconcile vendor invoices to approved purchase orders.

11.	Process vendor payments.
In coordinating the production services for a client in our role as agent, our clients provide us with very specific requirements and procedures designed to ensure that the client ultimately controls the vendor selection and the process for producing advertising content. While the details of these requirements vary by client and by contract, the objective is the same: to define the agency’s role in the production process. As described in the representative studio production services contract provided in the Supplemental Information as part of our response to Comment 3, our requirements are as follows:

1.	Page 7 Section 2.4(e) provides that production services must follow the "Production Guidelines No. 2" set forth in Schedule 6.

2.	Page 8 Section 2.7(b) specifies that the client must approve any third-party suppliers that agency may use to provide production services.

3.
Page 9 Section 2.7(e) provides that all agreements entered into by the agency with any vendor are entered into as an agent for a disclosed principal and the agency is liable for payments only to the extent the agency has been paid by the client.

4.	Page 15 Section 7.1 provides for a fixed fee arrangement. Fees and expenses charged by the agency will not exceed the amount agreed to in each SOW unless approved by the client.

5.
Page 15 Section 7.2 provides that production expenses are billed to the client at the agency's cost without markup or profit and net of any discounts or commission. Additionally, this section provides that the agency is acting as an agent for a disclosed principal and is liable for payments to the production vendors only to the extent that the agency has been paid by the client.

6.
Page 51 Schedule 6 defines the processes and procedures to be used for production services in our role as agent. Page 53 requires a budget and that the budget be submitted to a cost consulting firm selected by the client. Further, page 54 clarifies that the cost consulting firm must be involved in setting the budget. We review the budget with the cost consulting firm.

7.
Pages 55 - 58 establish the bidding process, which we organize and administer, to be followed before selecting the production firm. Page 56 expressly limits the number of agency personnel permitted to be included in the travel budget for travel to the production site.

8.	Page 59 covers the preproduction phase, which requires that the client’s cost consulting firm must attend the preproduction meetings, which we coordinate and attend.

9.
Page 60 establishes requirements for creative changes made during the actual shoot or in the post-production process and mandates that a client representative be present at the shoot and that any changes post-production are sent to the client’s cost consulting firm prior to any cost being incurred. We would coordinate this effort.

In providing media planning and buying services to clients, the agency first develops a customized media strategy designed to achieve the client’s objectives. Agency activities in planning the client’s media strategy involve research, analysis and consultation with the client, including performing market research and identifying the target audiences that best match the creative message with the desired consumer. In many cases, this involves the use of Annalect or Omni, our in-house data and analytics tools and platform. In the buying phase, the agency's activities involve execution of the media strategy. This involves a significant administrative effort by the agency from negotiation, placement and coordination of the buy with third-party media vendors to ad trafficking (physical distribution of the advertisement). More specific and comprehensive examples of the activities involved in an agency’s role as intermediary in the media buying process are as follows:

1.	Mediate in contract negotiations with media properties/vendors.

2.	Obtain client approval for authorization to make purchases at agreed upon prices and terms.

3.	Coordinate purchase approval (insertion orders) and financial transactions, including PO numbers, approvals/orders, vendor payment and reconciliations.

4.
Purchase media from vendors, as an agent, in all media channels (traditional channels, including TV, radio, print and cable, digital display, digital video, search, social and programmatic using our Accuen platform).

5.	Administer ad trafficking, tagging and ad serving services.

6.	Compile and distribute media campaign results:

i.	Traditional and digital ad verification to ensure quality impressions.

ii.	Comprehensive media spend reporting by channel or geography.

iii.	Co-marketing claiming services, as applicable.

iv.	Competition reporting or spend analysis.
Similar to our role in the administration of third-party production service providers, in managing the media buying services for clients, as agent, our clients provide specific administrative procedures to follow prior to execution of an insertion order for a purchase with the media vendor as well as prior to billing the client. As described in the representative media purchase contract provided in the Supplemental Information as part of our response to Comment 3, the required administrative procedures we must follow are as follows:

1.
Pages 1 and 2 (Section 3.1) provides that the agency is authorized to purchase media for a disclosed principal and to confirm with the media vendor that payment terms are such that the vendor is not paid until the agency is paid by the client. The contract provides that the cost of the media shall be passed through to the client at the agency’s cost (i.e., with no allowance for a markup or profit by the agency).

2.	Page 2 (Section 3.2) specifies that the agency is required to obtain approval from the client prior to the execution of an insertion order to purchase media with the media vendor.

3.	Page 2 (Section 3.3) specifies that the agency is charged with administering the contract with the media vendor and ensuring proper fulfillment of the order.

4.	Pages 4 and 5 (Sections 8.1 and 8.2) provides that the agency must follow separate and specific billing procedures - one billing for its fee and a separate billing for media charges.

5.
Page 5 (Section 9.2) provides that the agency is responsible for ensuring the accuracy of the media billings, typically by obtaining affidavits or other proof of performance and confirming/reconciling all media charges from the media vendor. The documentation must be maintained for two years and is subject to audit by the client.

The compensation for coordinating third-party services on behalf of our clients is included in our fixed fee or commission. We do not earn a separate or additional fee or commission for coordinating third-party production or media services. Most of our media arrangements are a fee for service. However, as described in our response to Comment 4 in the June 2018 Response Letter, and as described below in our response to Comments 2 and 3, we have some client contracts where we earn commissions based on a percentage of the client’s total media expenditures, which includes remuneration for the services described above for coordinating the third-party efforts in connection with the media buying and billing process, and we recognize revenue when it is probable that the media will be run, including when it is not subject to cancellation by the client.
For retainer contracts, we have concluded that our stand-ready performance obligation meets the series criteria and should be accounted for as a single performance obligation, including remuneration for managing third-party service providers, which is also included in our fee. We do not receive a separate or additional fee for managing third-party providers. Our conclusion is based on the fact that each separate performance obligation involves identical services to complete: namely a dedicated staff assigned to the client on a rate per hour or equivalent basis. An estimate of variable consideration, if any, which typically consists of performance incentives, is included in the estimated fee at inception and updated each reporting period over the term of the contract. Such performance incentives are typically based on meeting specified criteria with respect to our performance on the contract as a whole and do not specifically relate to a distinct service within the series. Accordingly, the variable consideration is aggregated over the entire contract period, typically one year, and is recognized on a straight-line basis consistent with our revenue recognition policy for retainer contracts.

2.
We have reviewed your response to comment four. We note in your commission arrangements you consider the airing of media a constraint and only record revenue when the media has been run. Please further explain why an estimate of variable consideration cannot be made in an earlier period. In addition, please reconcile your response to your disclosure on page 7 hereunder in which you state that commission revenue is recognized when it is probable that the media will be run. Reference ASC 606-10-32-5 through 14.

RESPONSE
We are compensated for media buying services based on either a fixed-fee or commission based on a percentage of the client's total media expenditure. The client contract typically includes an estimate of the media expenditures in order to determine the appropriate staffing levels to service the engagement, but the actual expenditures will vary. Media purchases, or insertion orders, are typically made 30 to 90 days in advance of the anticipated media run date. Under substantially all contracts, the client or media vendor has the ability to change or cancel the insertion order until shortly before the scheduled media run date. Accordingly, and to clarify the language in our June 2018 Response Letter regarding the timing of revenue recognition, for our commission-based contracts, our performance obligations are satisfied at the point-in-time when it is probable that the media will be run, including when it is not subject to cancellation by the client.
For commission-based contracts we consider each media buy a discrete performance obligation and we estimate the transaction price for each discrete purchase upon completion of the insertion orders and prior to the run date. We account for each media buy as a distinct performance obligation because under the terms of the contract we have not earned our fee or commission and we do not recognize revenue until it is probable that the media will be run, including when it is not subject to cancellation by the client. By contrast, although in most contracts the clients also require specific documentation from the media vendor in support of the media being run consistent with the insertion order, we treat this contingency as a billing matter and it does not impact the timing of when we record the revenue in accordance with our policy.
In certain contracts, the commission percentage we earn is tiered or scaled based on the total media spending by the client over the life of the contract. Although clients provide an estimate of their expected media spend over the term of the contract so that appropriate resources can be assigned, there is no contractual commitment made by the client that requires all or any of the media spending estimates to be met. However, in circumstances where the commission scale is applied on a cumulative basis over the contract period, we treat this as variable consideration and estimate the probable revenue amount based on the final tier or scale expected to be achieved during the contract period and to determine the transaction price we apply the expected final percentage to each discrete media buy.
We can reasonably estimate our commission revenue, including tiered or scaled commissions. However, ASC 606-10-32-12 (a) requires that an assessment be made such that it is probable there will not be a significant reversal of cumulative revenue. The inherent cancellation rights prior to the run date represent a significant constraint on the amount of revenue we will ultimately receive. Our assessment that revenue is subject to a constraint is based on the following: (i) the ability for the client to cancel the media as provided by the contract with the media vendor and/or (ii) the rights of the media provider under the contract to cancel or postpone airing, including preemption, network transmission availability and other contingencies included in the contract. As a result, we recognize revenue when it is probable that the media will be run, including when it is not subject to cancellation.
We will further clarify our disclosure in future filings.

3.	We note your response to comment five. Please address the following items:
• Quantify the significance of media purchases where you act as an agent and those where you act as a principal.
• We note your assessment of indicators. Please provide us with a more specific and comprehensive discussion of how you considered the definition of control in your analysis and whether you are directing the use of the purchased media and studio production services.
• Please discuss how you considered the use of your Annalect, Omni and Accuen platforms.
• In order for us to better understand your analysis, please provide us with representative contracts and related invoices, if applicable, for your purchased media and studio production services.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY OMNICOM GROUP INC.

RESPONSE
Rule 83 Confidential Treatment Requested by Omnicom Group Inc.; Request Number 1
Media buying takes place throughout our organization, including within our media, advertising, PR, healthcare and CRM agencies. The estimated annual media purchases where we act as an agent were approximately [***]% and the annual media purchases where we act as a principal were approximately [***]% for both the year ended December 31, 2017 and the six months ended June 30, 2018.
Omnicom Group Inc. respectfully requests that the information contained in Request Number 1 be treated as confidential information and that the Commission provide timely notice to: Omnicom Group Inc. 437 Madison Avenue, New York, NY 10022 Attn: Mr. Philip J. Angelastro, Executive Vice President and Chief Financial Officer (212) 415-3098, before it permits any disclosure of the highlighted information contained in Request Number 1.
The long-established, industry-wide practice of buying media and production services on behalf of clients as an agent involves a rigid process. For example, client contracts for purchasing production services stipulate that depending on the project size and complexity the agency must provide evidence that multiple bids were obtained from third-party vendors prior to submission for approval by the client. For media buys, the process stipulated in client contracts requires the agency to obtain client approval prior to purchasing media through submission and execution of a Media Authorization Form ("MAF"), or purchase order. Media buying as an agent is also referred to as unbundled or disclosed media buying. Further, client contracts provide that billings by the agency to the client for both media buying and production services provided by third parties must be at the exact vendor invoiced price and include supporting documentation from the vendor.
The industry terminology used to describe reimbursed costs that are subject to this rigid pre-approval process is "pass-through costs." Media and production vendors in the industry are aware that these pass-through costs are purchased as an agent acting on behalf of a disclosed principal. Vendor agreements specify that the vendor will not be paid until and to the extent the agency has been paid by the client (pay-when-paid), including in certain markets where the agency relationship is not legally recognized. Further, the administrative effort to comply with the contractual requirements for managing these pass-through costs is included in the agency fixed fee or commission at an administrative staff hourly rate. In the case of production services, the contract limits the agency's fee for its role in this process by restricting the number of agency and management level personnel that can consult in the production process.
Accordingly, for all the media and production costs referred to as pass-through costs, we have concluded that we do not control the goods or services prior to the delivery to the client. This conclusion is based on long-established industry practice which specifically prohibits the agency from acting without client approval, including disclosure to the vendors of the agency’s relationship with the client, and inclusion of pay-when-paid terms in the vendor agreements. In addition, remuneration for our services to manage these processes is included in the contract, which often contains provisions that limit the number of personnel and specify the billing rates for production consultation and administrative services. These also are indications that we do not control the vendor effort.
As described above, substantially all our media purchases are made as an agent on behalf of a disclosed principal. However, in a principal relationship, media purchases are made on an non-disclosed basis, as we contract directly with the media publishers for the right to purchase media at agreed upon prices and purchase the media in our name. In the non-disclosed, or bundled model, our client opts in to a principal buying model, separately agreeing to a price for a specified type of media and any data or other related costs. We are acting as a principal in the non-disclosed model because we have control over a right to purchase the media from the publisher. Specifically, we can chose whether or not to exercise that right, we have control over the cash flow benefit from that right, and we have discretion in establishing pricing. The right to the media: (i) is not transferred to the client; (ii) the client does not have the ability to direct the media publisher; and (iii) the publisher's cost is not required to be disclosed to the client.
In bundled media contracts where the actual costs for the media purchase are not required to be disclosed to the client, we conclude that we act as principal, after considering our analysis of control and the indicators included and described in our reply to Comment 5 in the June 2018 Response Letter. Accordingly, these media costs are no longer considered as costs incurred as an agent acting on behalf of our clients and are included in our revenue. Also as described in our reply to Comment 5 in the June 2018 Response Letter, we do not act as principal in contracts that include coordinating third-party production service providers. In-house studio production services are billed to clients on a rate per hour basis and are included in our revenue.
Annalect, our internal data and analytics platform, provides tools to serve as the strategic foundation for all of our agencies and networks to share when developing insights to create client marketing strategies. Omni represents the evolution of Annalect, with more robust capabilities regarding precision marketing and creative inspiration to assist our agencies in providing personalized consumer experiences across our creative, media and CRM agencies, as well as our other practice areas. Accuen is a

FOIA CONFIDENTIAL TREATMENT REQUESTED BY OMNICOM GROUP INC.

digital media buying agency that uses the Accuen programmatic platform and tools to manage client digital marketing campaigns on either an unbundled (disclosed) or bundled (non-disclosed) basis.
Annalect, Omni and Accuen are in-house technology tools that our agencies use to provide targeted marketing services. These are unrelated to any third-party service providers and have no bearing on our judgment regarding whether we act as principal or agent. These technologies are used whether or not we act as an agent or as a principal.
In response to the Staff's request, copies of representative contacts and related invoices for our purchased media and studio production services are being provided to the Staff on a supplemental basis under separate cover by Jones Day, our counsel, requesting confidential treatment pursuant to Rule 12b-4 under the Exchange Act of 1934, and pursuant to the provisions of 17 C.F.R. §200.83.
*****
Please do not hesitate to contact me if you have any questions or require additional information.

Sincerely,
/s/ Philip J. Angelastro
Philip J. Angelastro
Executive Vice President Finance and Chief Financial Officer

cc:
Michael J. O’Brien, Senior Vice President General Counsel and Secretary, Omnicom Group Inc.
Rory T. Hood, Esq. (Jones Day)
Joel H. Trotter, Esq. (Latham & Watkins)
Timothy M. Daly (KPMG)